Filed by Big Cypress Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Big Cypress Acquisition Corp.

Commission File No.: 001-39871

Date: July 15, 2021

1.	The following press release was released by Big Cypress Acquisition Corp. (the “Company”) on July 15, 2021.

Big Cypress Acquisition Corp. Reports Ladenburg Conference Presentation by Planned Merger Partner SAB Biotherapeutics

July 15, 2021

MIAMI, July 15, 2021 /PRNewswire/ -- Big Cypress Acquisition Corp. (NASDAQ: BCYP), (Big Cypress) a blank check company focused on innovative biopharmaceutical firms, today reported that Eddie J. Sullivan, PhD, co-founder, president and CEO of SAB Biotherapeutics, Inc. (SAB), presented at the Ladenburg Thalmann Annual Healthcare Conference this week. The presentation was webcast live and is available for replay for 90 days at https://wsw.com/webcast/ladenburg7/sab.bio/2863978.

SAB is a clinical-stage biopharmaceutical company developing a novel immunotherapy platform producing targeted, high potency, fully-human polyclonal antibody therapeutics. On June 22, 2021, Big Cypress Acquisition Corp. announced a planned merger with SAB. The transaction is expected to close in the fourth quarter of 2021.

About Big Cypress Acquisition Corp.

Big Cypress Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses with a focus within the life sciences industry. Big Cypress is led by Chief Executive Officer, Chief Financial Officer and Director Samuel J. Reich. For more information, visit www.bigcypressaccorp.com.

About SAB Biotherapeutics, Inc.

SAB Biotherapeutics, Inc. (SAB) is a clinical-stage biopharmaceutical company advancing a new class of immunotherapies based on its human polyclonal antibodies. SAB has applied advanced genetic engineering and antibody science to develop transchromosomic (Tc) Bovine™ herds that produce fully-human antibodies targeted at specific diseases, including infectious diseases such as COVID-19 and influenza, immune system disorders including type 1 diabetes and organ transplantation, and cancer. SAB’s versatile and scalable DiversitAb™ platform is applicable to a wide range of serious unmet needs in human diseases. It rapidly produces natural, specifically-targeted, high-potency, human polyclonal immunotherapies at commercial scale. SAB is currently advancing multiple clinical programs and has a number of collaborations with the U.S. government and global pharmaceutical companies. On June 22, 2021, SAB announced a planned merger with Big Cypress Acquisition Corp. (NASDAQ: BCYP). The transaction is expected to close in the fourth quarter of 2021. For more information on SAB, visit: www.sabbiotherapeutics.com and follow @SABBantibody on Twitter.

Contact:

Big Cypress Acquisition Corp.

Barbara Lindheim

BLL Partners for Big Cypress

+1 917-355-9234

blindheim@bllbiopartners.com

Forward-Looking Statements

Certain statements made herein that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between Big Cypress and SAB, the estimated or anticipated future results and benefits of the combined company following the proposed business combination, including the likelihood and ability of the parties to successfully consummate the proposed business combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Big Cypress’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Big Cypress and SAB. These statements are subject to a number of risks and uncertainties regarding Big Cypress’ businesses and the proposed business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the proposed business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination Agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed business combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed business combination; the risk that the approval of the stockholders of Big Cypress or SAB for the potential transaction is not obtained; failure to realize the anticipated benefits of the proposed business combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Big Cypress or SAB; the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by Big Cypress’ stockholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the proposed business combination; costs related to the proposed business combination; and those factors discussed in Big Cypress’ final prospectus relating to its initial public offering, dated January 11, 2021, and filed with the SEC on January 12, 2021, in Big Cypress’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on April 2, 2021, in Big Cypress’ Quarterly Report on Form 10-Q for the period ended March 31, 2021, filed with the SEC on May 21, 2021, and other filings with the SEC. If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Big Cypress presently does not know or that Big Cypress currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Big Cypress’ expectations, plans or forecasts of future events and views as of the date of this communication. Big Cypress anticipates that subsequent events and developments will cause Big Cypress’ assessments to change. However, while Big Cypress may elect to update these forward-looking statements at some point in the future, Big Cypress specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Big Cypress’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed business combination, Big Cypress has submitted a draft Registration Statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary prospectus and preliminary proxy statement. Big Cypress will mail a definitive proxy statement/final prospectus and other relevant documents to its stockholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Big Cypress will send to its stockholders in connection with the proposed business combination. Investors and security holders of Big Cypress are advised to read, when available, the proxy statement/prospectus in connection with Big Cypress’ solicitation of proxies for its special meeting of stockholders to be held to approve the proposed business combination (and related matters) because the proxy statement/prospectus will contain important information about the proposed business combination and the parties to the proposed business combination. The definitive proxy statement/final prospectus will be mailed to stockholders of Big Cypress as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website http://www.sec.gov or by directing a request to ir@bigcypressaccorp.com.

Participants in the Solicitation

Big Cypress, SAB and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Big Cypress’ stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of Big Cypress’ directors and officers in Big Cypress’ filings with the SEC including the Registration Statement that has been submitted to the SEC by Big Cypress, once finalized, which will include the proxy statement of Big Cypress for the proposed business combination, and such information and names of SAB’s directors and executive officers also be in the Registration Statement submitted to the SEC by Big Cypress, which will include the proxy statement of Big Cypress for the proposed business combination.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Big Cypress, the combined company or SAB Biotherapeutics, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

2.	The following communication was posted by Samuel J. Reich, Chief Executive Officer of the Company, in connection with the press release, on social media platforms LinkedIn and Twitter, on July 15, 2021.